SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3) *

Ehang Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

26853E 10 2 **

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☐           Rule 13d-1(c)

☒          Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 26853E 10 2 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Stock Market under the symbol “EH.” Each ADS represents two Class A Ordinary Shares of the Issuer. No CUSIP number has been assigned to the Class A Ordinary Shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26853E 10 2	13G

1.	Names of Reporting Persons GGV Capital V L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 0 ordinary shares
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0.0% of Class A Ordinary Shares (0.0% of ordinary shares)
12.	Type of Reporting Person (see instructions) PN

(1)	This statement on Schedule 13G is filed by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P., GGV Capital V L.L.C., Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 26853E 10 2	13G

1.	Names of Reporting Persons GGV Capital V Entrepreneurs Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 0 ordinary shares
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0.0% of Class A Ordinary Shares (0.0% of ordinary shares)
12.	Type of Reporting Person (see instructions) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 26853E 10 2	13G

1.	Names of Reporting Persons GGV Capital V L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 0 ordinary shares
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0.0% of Class A Ordinary Shares (0.0% of ordinary shares)
12.	Type of Reporting Person (see instructions) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 26853E 10 2	13G

1.	Names of Reporting Persons Jixun Foo
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 0 ordinary shares
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0.0% of Class A Ordinary Shares (0.0% of ordinary shares)
12.	Type of Reporting Person (see instructions) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 26853E 10 2	13G

1.	Names of Reporting Persons Glenn Solomon
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 0 ordinary shares
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0.0% of Class A Ordinary Shares (0.0% of ordinary shares)
12.	Type of Reporting Person (see instructions) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 26853E 10 2	13G

1.	Names of Reporting Persons Jenny Hong Wei Lee
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 0 ordinary shares
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0.0% of Class A Ordinary Shares (0.0% of ordinary shares)
12.	Type of Reporting Person (see instructions) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 26853E 10 2	13G

1.	Names of Reporting Persons Jeffrey Gordon Richards
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 0 ordinary shares
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0.0% of Class A Ordinary Shares (0.0% of ordinary shares)
12.	Type of Reporting Person (see instructions) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 26853E 10 2	13G

1.	Names of Reporting Persons Hans Tung
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 0 ordinary shares
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0.0% of Class A Ordinary Shares (0.0% of ordinary shares)
12.	Type of Reporting Person (see instructions) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 26853E 10 2	13G

Introductory Note: This statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of the Class A ordinary shares, par value $0.0001 per share Ehang Holdings Limited (the “Issuer”).

Item 1(a).	Name of Issuer:

Ehang Holdings Limited

Item 1(b).	Address of Issuer’s Principal Executive Officers:

Building #C, Yixiang Technology Park No. 72
Nanxiang 2nd Road
Guangzhou F4 510700
People’s Republic of China

Item 2(a).	Name of Person(s) Filing:

GGV Capital V L.P.
GGV Capital V Entrepreneurs Fund L.P.
GGV Capital V L.L.C.
Jixun Foo
Glenn Solomon
Jenny Hong Wei Lee
Jeffrey Gordon Richards
Hans Tung

Item 2(b).	Address of Principal Business Office:

GGV Capital
3000 Sand Hill Road, Suite 4-230
Menlo Park, California 94025
United States of America

Item 2(c).	Citizenship or Place of Organization:

Name	Citizenship or Place of Organization
1. GGV Capital V L.P.	Delaware, United States of America
2. GGV Capital V Entrepreneurs Fund L.P.	Delaware, United States of America
3. GGV Capital V L.L.C.	Delaware, United States of America
4. Jixun Foo	Singapore
5. Glenn Solomon	United States of America
6. Jenny Hong Wei Lee	Singapore
7. Jeffrey Gordon Richards	United States of America
8. Hans Tung	United States of America

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value $0.0001 per share

Item 2(e).	CUSIP Number:

26853E 10 2. This CUSIP number applies to the American Depositary Shares of the Issuer, each representing two Class A ordinary shares of the Issuer. No CUSIP has been assigned to the Class A ordinary shares.

CUSIP No. 26853E 10 2	13G

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4(a).	Amount Beneficially Owned:

Item 4(b).	Percent of Class:

Item 4(c).	Number of shares as to which such persons have:

The following information with respect to the ownership of the Class A Ordinary Shares of the Issuer by the Reporting Persons filing this statement on Schedule 13G as of December 31, 2022:

Reporting Persons	Shares Held Directly	Shared Voting Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class A Ordinary Shares
GGV Capital V L.P.	0	0	0	0	0.0% of Class A Ordinary Shares (0.0% of ordinary shares)
GGV Capital V Entrepreneurs Fund L.P.	0	0	0	0	0.0% of Class A Ordinary Shares (0.0% of ordinary shares)
GGV Capital V L.L.C.	0	0	0	0	0.0% of Class A Ordinary Shares (0.0% of ordinary shares)
Jixun Foo	0	0	0	0	0.0% of Class A Ordinary Shares (0.0% of ordinary shares)
Glenn Solomon	0	0	0	0	0.0% of Class A Ordinary Shares (0.0% of ordinary shares)
Jenny Hong Wei Lee	0	0	0	0	0.0% of Class A Ordinary Shares (0.0% of ordinary shares)
Jeffrey Gordon Richards	0	0	0	0	0.0% of Class A Ordinary Shares (0.0% of ordinary shares)
Hans Tung	0	0	0	0	0.0% of Class A Ordinary Shares (0.0% of ordinary shares)

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

GGV Capital V L.P.
BY: GGV Capital V L.L.C.
ITS: General Partner

By:	/s/ Terence Jen
Terence Jen
Attorney-in-fact

GGV CAPITAL V ENTREPRENEURS FUND L.P.
BY: GGV Capital V L.L.C.
ITS: General Partner

By:	/s/ Terence Jen
Terence Jen
Attorney-in-fact

GGV Capital V L.L.C.

By:	/s/ Terence Jen
Terence Jen
Attorney-in-fact

/s/ Jixun Foo
Jixun Foo

/s/ Glenn Solomon
Glenn Solomon

/s/ Jenny Hong Wei Lee
Jenny Hong Wei Lee

/s/ Jeffrey Gordon Richards
Jeffrey Gordon Richards

/s/ Hans Tung
Hans Tung